VIA EDGAR

April 11, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Energy and Transportation

Division of Corporation Finance

Washington, D.C. 20549

Attn: Liz Packebush and Kevin Dougherty

Re:	Brookmount Explorations, Inc. Amendment No.6 to Offering Statement on Form 1-A Filed March 11, 2025 File No. 024-12392

Dear Ms. Packebush and Mr. Dougherty:

We write on behalf of Brookmount Explorations, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated March 24, 2025, commenting on the Company’s Amended Offering Statement on Form 1-A filed March 11, 2025 (the “Offering Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 6 to Offering Statement on Form 1-A filed March 11, 2025 Financial Statements, page F-1

1. Please update your financial statements pursuant to Part F/S (b)(3)(C) and (b)(4) of Form 1-A.

Response: In response to this comment, the Company has amended the Offering Statement to include its financial statements for the fiscal year ended November 30, 2024.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By: /s/ Joe Laxague

Joe Laxague, Esq.